

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2022

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
2 Ha-Ta'asiya St.
Yokne'am Illit, 2069803 Israel

> **Re: Wearable Devices Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 15, 2022**
> **File No. 333-262838**

Dear Mr. Dahan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-1

Exclusive Forum, page 93

1. We note that your Amended and Restated Articles of Association to be in effect upon the consummation of your offering provide that the federal district courts of the United States shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act. In light of the concurrent jurisdiction created by the Securities Act, please revise to also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, please revise to include a risk factor addressing the risks to shareholders of this exclusive forum provision, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

<u>Taxation, page 94</u>

2.   Please advise whether you intend to provide an opinion on the material foreign tax consequences. For guidance, consider Section III and footnote 40 of Staff Legal Bulletin No. 19 (October 14, 2011).

     You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Oded Har-Even